Filed Pursuant To Rule 433

Registration No. 333-278880

October 14, 2025

SVP, ETF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: We're always excited to see more regulatory clarity. I think people, you know, equate crypto with not wanting to have these regulations surrounding it, but actually helps us understand what are the rules of the road. No matter where you are in the crypto journey, it's not too late and you shouldn't feel like, you know, asking what is Bitcoin, what's the value proposition there is? Like, you've missed the boat.

HOST, THINKING CRYPTO PODCAST, TONY EDWARD: We know a lot of folks are always on the hunt for yield. What do you think this means for investors that, um, you know, it's not just holding the asset, but they can now earn off of it?

LYNCH: That's so exciting because you're taking an asset that was otherwise kind of static. Now you're putting your assets to work and you're actually able to earn those staking in reward.

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LYNCH: Thanks so much for having me. I'm excited to be here.

EDWARD: Yeah, absolutely. Krista, lots of talk about, uh, just last week Grayscale launched staking in some of its crypto ETFs, and this has been a big topic with the SEC and the markets, and a lot of people have been waiting in anticipation for it. So I'm excited to go through the details, but let's kick it off with your background. Tell us a bit about yourself and where you're from,

LYNCH: Sir. I grew up in Florida, uh, in Jupiter, Florida to be precise, which is near West Palm Beach. I went to college at the University of Miami, so I was a Floridian kind of through and through from childhood to early adulthood. And I eventually moved to New York, I guess 12 years ago now for my first job out of college. And I have kind of become a New Yorker. It, it really stuck. So here I am.

EDWARD: And you spent a lot of time in tradfi, uh, specifically Goldman Sachs and BlackRock. Tell us about how you got into the financial industry and what it was like working at those firms.

LYNCH: Yes, I did. So my first job out of college was as a product controller at Goldman, and product control is kind of a hybrid of finance and accounting. I specifically worked for the Index Trading Desk doing their profit and loss statements on a daily basis. And, uh, one thing that you know, both tormented me and taught me so much was they were in the process of moving fixed income ETFs to my desk, the desk that I supported. It had previously been in another area of the firm, and the systems that I used really weren't equipped to handle, uh, this kind of calculation for the, uh, ETF wrapper, which is an equity. They were really built for the fixed income underlier. And so, uh, I spent many an hour kind of banging my head against the wall trying to figure out how to calculate the p and l for these products without the use of the tools I would typically have. And that was when I decided I'm really gonna learn how these ETF things work. I'm gonna become the subject matter expert on my team. And that was my first foray into ETFs. That's how I really got interested in them. Uh, and then, you know, years later, I, I was at BlackRock for my, my second job, and that's kind of the mothership of ETFs at the time, if you will. I decided I, I loved working with ETFs. I wanted to do it in that capacity. And just working on the desk there, crypto was kind of becoming something that ebbed and flowed. It was around 2016 or 2017, and I wanted to be able to keep up with the conversation on the desk. So people were talking about this thing called Bitcoin. I started reading about it and I thought, this is really cool, but I don't wanna seem too basic, so let me not buy Bitcoin. Let me buy Ethereum. Mm-hmm. And I felt like that was so edgy at the time. Um, but that's really how I got into crypto and eventually I wanted to be able to mash crypto and ETFs together. So what better place to do it than Grayscale.

EDWARD: Absolutely. And Krista, your journey is very analogous as to what's happening overall with Tradify and Crypto. We're seeing firms that you worked with, uh, now entering crypto while BlackRock, they've already entered, uh, launching Bitcoin ETFs and tokenizing. What is it like looking back at these firms and seeing how they are adopting crypto at just a rapid pace?

LYNCH: Yeah, it's so interesting to me to, uh, watch from afar now as my, my former colleagues are also getting into the crypto space but from a more tradfi angle. I think it speaks volumes to how this asset class is growing and maturing. We have firms like Grayscale that are very crypto native and really at the forefront of pushing the crypto agenda forward. But then we also have firms like BlackRock or Goldman that are also partners in the space or competitors in the space, uh, also working on Bitcoin products, Ethereum products, other digital asset products. And so to me that's really, uh, kind of a resounding vote of confidence in the digital asset space itself. And I think that we're gonna continue to see a lot of momentum as these partners and competitors, uh, develop the space more.

EDWARD: So, uh, amazing journey. And it's amazing to see all these firms getting involved and, uh, it, it feels like crypto at one point was this, I don't know, illegitimate asset class, right? Larry Fink at one point called it, uh, index for Money Laundering. JP Morgan, CEO, Jamie Dimon has been bashing it for years, but now, uh, the narrative has changed and now they recognize the value of the technology and, and the assets. So it's incredible what's happening. Um, you know, are you blown away by just even just this year, the amount of entrance right. Of people coming into this market?

LYNCH: For sure. Yeah. And I think from my viewpoint, especially helping to launch the first Bitcoin ETPs about a year and a half ago, it's been amazing the doors that that has opened to investors. I think there were so many investors that were on the sidelines previously because of various reasons that could be either some sort of mandate restriction where they couldn't own spot Bitcoin or Ethereum outright, or perhaps they were intimidated by aspects like having to open a wallet or custody their own assets. But the ETPs have really done away with all of those barriers. And so we're seeing this tremendous amount of interest in education, in investment, in dipping one's toe in the water, if you will. Uh, and, and that is ultimately starting to culminate in more and more investment, more and more demand for Bitcoin and Ethereum oftentimes via these ETP products.

EDWARD: Yeah. And of course, Grayscale, uh, leading the charge in many ways, creating incredible products. And, uh, you know, I recently saw you guys launched the Grayscale top five, and now you have staking. Tell us about Grayscale being the first to launch staking in, uh, ETPs.

LYNCH: Yes, we're so excited. So thank you for the shout out. Uh, we did implement staking to our Ethereum and Solana products last Monday, and that was a major milestone for us and also for the industry for the first 33 ACT products in the US that can offer staking. So it's really a pure access tool to get staking on Solana and Ethereum. Now, we do also have GDLC, which is our top five, uh, tokens by market capitalization product that you mentioned. Another, uh, you know, first or kind of trying to move the industry forward type product. And we do not yet have staking in that fund specifically, but it is on our roadmap, uh, to get into the nitty gritty there. It's sometimes confusing because it was approved on the same day as the generic listing standards. Mm-hmm. That's what allows staking in these ETPs, but it actually was not approved under the same listing as that staking approval. So while the government shut down, unfortunately we won't be able to move it to align with that, but it is something that we plan to do in the future.

EDWARD: So talk to us a bit about the functionality of the staking in the ETF. So let's say I have the Grayscale Ethereum, ETF, right? Um, and the staking rewards are being earned. Am I getting paid out via distribution or some sort of dividend, or is that being reinvested?

LYNCH: Yeah, so we're in a bit of a unique position having two Ethereum ETPs in market, and we're actually working on the tools to be able to provide investors, either one. So if you wanted to have a product that pays out a cash distribution, that's something we're working on. And if you wanted to have your rewards accrue to the NAV so that they continue to compound over time, that's also something we're working on. And we think that that will provide investors with optimal choice. They can really choose whatever is, uh, most appropriate for their needs.

EDWARD: I love that there's a choice that's really great as an investor. You wanna have that, you know, depending on your strategy, whether it's a short-term, long-term horizon. Um, and then with the staking component, right? We know a lot of folks are always on the hunt for yield. Um, yeah. They, they wanna have that passive income, if you wanna call it that. What do you think this means for investors that, um, you know, it's not just holding the asset, but they can now earn off of it?

LYNCH: Yeah, I think that's so exciting because you're taking an asset that was otherwise kind of static. You know, you're getting the price return, but it's not doing anything for you necessarily. Now you're putting your assets to work and you're actually able to earn those staking rewards. So I think similar to how we saw some investors on the sidelines before the Bitcoin products came to market, the ETP products, I think that we're also going to now see investors who were sitting on the sidelines for Ethereum come into the ETPs because they knew that pre staking, they were leaving some value on the table. Before the ETPs could stake, you know, you might be more compelled to try to do it yourself, but now for such a low cost, uh, high, um, you know, conviction product where you don't have to custody yourself, you don't have to worry about finding these staking providers, you can really lean on an asset manager to do it for you. I think that the value proposition of the staking ETPs, Ethereum being the best example right now is, is very high.

EDWARD: So that's really great that we have, uh, this option on the market. It's it, and, and to your point, I I've been talking a lot about it, uh, regards to the Ethereum, uh, spot ETFs that I expect inflows to surge once the staking is added because the incentive is there. Personally, I hold Ethereum as an asset and I stake it, but I wouldn't want necessarily go to the ETF because I will lose the staking benefit. But now Yeah, that's here and Grayscale has that product.

LYNCH: Exactly. Yep. And, and I think that that is exactly what a lot of investors are going to be thinking. So I share your sentiment and I'm very excited to see what could potentially happen for these products in the coming months.

EDWARD: I, this may be a hard question to answer and, and it may be ebbs and flows with it, but what is the expected staking APY or a percentage of rewards?

LYNCH: Yeah, I'm glad that you asked actually. So we have a metric on our website where we display the percentage of the fund staked at any point in time. Right now for E and ETH, it's about 65% of the fund, and that's, uh, very much by design in order to have sufficient liquidity to honor redemptions in a timely manner. Now the returns on Ethereum are between two and 3% on average. So you can take that percentage of the fund, you can apply the APY, uh, you know, average return that we're seeing in market, and you'll have a good idea of what you can expect. Um, Grayscale is actually going to be returning about 94% of rewards for our ETH product. So, uh, there is going to be effectively all of those rewards minus that 6% going back to our investors.

EDWARD: That's really great. And then I'm assuming that, you know, as you get the ball rolling with Ethereum and Solana and, you know, everything's up and running and copacetic, potentially a Grayscale could expand to other proof of stake blockchains that have rewards as well and create product around those.

LYNCH: Exactly. And we have our Solana products staking right now. It's not yet an ETP, but we're again, kind of uniquely positioned in having a Solana product in market. It's an OTC public quotation that we currently have a filing out to up list into ETP form, but we were able to get staking going ahead of time because it is already in existence. So that's another, uh, major thing that we're excited about and can't wait for it to become an ETP.

EDWARD: That's awesome. I I know a lot of people in the market are waiting for that as well. Uh, I guess we'll just have to wait for the SEC to get, uh, things up and running. I know the government shut down slows us all down, <laugh>.

LYNCH: Yeah, I mean, it's been a crazy time in crypto land, so I don't mind a little bit of a reprieve, but I think ultimately we wanna keep the momentum going and we wanna keep the ball rolling. So we're looking forward to kick-starting things anew once they're back.

EDWARD: Oh, for sure. Now there's been a lot of talks of ETFs versus digital asset treasury companies where you can hold the stock of a company that's holding some of these assets on their balance sheet. Now, I personally, uh, believe in the ETFs. Um, I know folks use the digital asset treasury company stocks for different things, but personally as a long-term holder, I prefer the ETFs. But what is your take on the dynamic between those two competing assets or product?

LYNCH: Yeah, of course I'm biased as an ETP/ETF enthusiasts. I should preface, I use the two interchangeably, but, uh, you know, I'm an ETF person at my core. And so I think that the ETFs, especially now that they can offer staking, are a very compelling, uh, and preferable solution to getting access to either spot crypto and or the staking function on top of spot crypto. Of course, digital asset treasury companies, I think, are making the most of what they can under certain regulatory environments where there's less clarity. But I think as we get more clarity as we are, as we have in the past few weeks, especially with the ability to stake in a regulated 33 ACT, transparent ETP type vehicle, I think that, you know, to me that's a much more compelling, uh, choice than doing something like that through a digital asset treasury company. But again, I think this speaks to the need for regulation and, and creative solutions that will kind of pop up in the absence of that.

EDWARD: Yeah, for sure. And, and you know, I think of the average Joe and Jane, they're more familiar with ETFs and they've seen that in their retirement accounts. And then we see that, you know, under the current administration, they're, they have opened up the ability for retirement accounts to expand beyond traditional assets to crypto and other things. Um, I could see the registered investment advisors or wealth managers saying, yeah, look, this, okay, there's these digital asset treasury companies, but let's go with the ETF.

LYNCH: I agree. And I think part of the compelling selling points of ETFs, not just for crypto, but generally speaking for getting access to different underlying assets is it is a similar experience no matter what you're investing in. So trading the wrapper itself, whether it's a stock, a bond or crypto, is a very similar experience. And that's the beauty of being able to get your crypto exposure through the ETP. It's not going to be like opening a wallet, it's going to be like buying another stock or bond. So that is a way that we've also been able to help ease people into the process where maybe they were on the sidelines because of some of those kind of barriers to entry where it just seemed like a more intimidating asset class to get exposure to.

EDWARD: Yeah, absolutely. Now we know the SEC, uh, they've got a lot of filings on their table. Yeah. Some from Grayscale for individual ETFs like around Solana XRP and much more. Um, are you and the folks at Grayscale anticipating those get approved maybe this quarter? And what would that mean for your offerings, you know, being able to go beyond Bitcoin, Ethereum and and to Solana, XRP and others?

LYNCH: Yeah, so going back to my point about it being a very busy time in crypto land, this is kind of why. So, uh, at the end of last year when it became apparent we were going to have a more favorable regulatory regime for crypto, a lot of issuers, Grayscale included, put filings forth in order to bring new products to market that incorporated staking, incorporated new assets, new tokens, et cetera. There were over 91 of these filings with the SEC, and each one of these filings has a 240 day time clock on it, by which time the SEC has to say yes or no. Now, that time clock for many of these products expired in early October, but the SEC was able to tackle it with their generic listing standards. So generic listing standards, kind of check one box, there's two check boxes that have to be cleared before the product can actually go live. And so now we find ourselves in the second area, which is approval of what's called an S-1 or an S-3 in the case of a live product that's uplifting like GSOL Grayscale Solana product. Now, because the SEC is, uh, you know, not, not in office right now, we are not seeing a lot of progress on those. But I think that as soon as they come back, it's going to be a very quick progression. So I would measure when these are coming to market more by days and weeks than months, I think we're gonna see a lot more products. Under the generic listing standards, there's maybe 10 to 15 tokens that are eligible. So I think we're gonna see a lot of products in the fall.

EDWARD: That's exciting. And I, I know the generic listing standards changed a lot. I know, uh, like I just recently had a conversation with SEC Commissioner Hester Peirce. Unfortunately, I couldn't publish that interview because of the government shut down. They, they needed to review the, the content, but, you know, she talked about, yeah, there's no longer the need to have features markets in place that, which was kind of the standard they had set for Bitcoin and Ethereum, and it just makes it a lot easier now for filers to get products live.

LYNCH: Yeah. And, and even more than that, it gives some clarity also about like, what are the rules of the road? And I think that that's something that had been missing before too. You know, you see a lot of filings, the methodology was more like throw spaghetti at the wall and see, see what sticks. But now it's more, uh, you know, you know what's going to be permissible, you know, what's on the edge, you know, what's way out of the bounds. And so I think there's more opportunity to be thoughtful about the things that are out of the bounds to push the boundaries more, you know, uh, with more, uh, rationale in mind than just kind of, let's see what, what we can get out there.

EDWARD: Now, uh, this kind of correlates a bit with what may be on your roadmap, and I don't know how much you can talk about it, but, you know, as, as you get these ETFs live right, with these different products and they're essentially your basic ETFs allowing, uh, investors to get exposure, are you gonna look to expand to more complex products and ETFs and, uh, maybe some of the products that, you know, ex exist in the tradfi world can be brought to ETFs, like 2X leverage or whatever it may be? Uh, are, are, you know, is that on your roadmap?

LYNCH: So we've always been pretty true to wanting to remain, uh, pure spot exposure without derivatives and without a lot of the leveraged type things introduced to the fund. However, I will say that even in bringing staking to market, we've extensively studied how traditional finance vehicles operate, and there are so many parallels. Um, you know, I never thought that in my seat as a crypto ETF person, I'd be studying loan funds, but that was actually the case for many months. So I think that, uh, in terms of the aspect of the question, bringing traditional vehicles into the kind of crypto sphere, I think we're gonna continue to see this convergence between crypto and traditional finance. What exactly the shape of that looks like, I think remains to be seen. But I definitely think that we're going to see that continuum, uh, getting closer and closer.

EDWARD: Yeah, that makes sense. And then, uh, I guess it also depends if there's demand for those products and Yeah. If the investors are educated about it, because there's still a lot of people, they're, they're new to crypto and they still need to go through that education process while maybe for stocks and gold, it's just like, okay, yeah, I invest in it. And you know, that's, it's common knowledge for the most part. So I guess it's like kind of crawl, walk, run, right? Over time these things may come in.

LYNCH: Yeah. And I love the education point too, because we do find a lot of investors are still learning what is Bitcoin, and that's totally fine. I think it's important to underscore that no matter where you are in the crypto journey, it's not too late and you shouldn't feel like, you know, asking what is Bitcoin, what's the value proposition there is like you've missed the boat. Uh, Grayscale does a series that we call Crypto Connect. And I was actually in San Francisco last week for one of these sessions, and a lot of the conversation was just that it's like my clients are asking me how can I get access to digital assets? And we're starting with the very basics. We're talking about a Bitcoin ETF, uh, and obviously now we have more complex products. Like we have our multi token product, which we think could be like the S&P 500 of crypto, but there's still a lot of conversations that are more at the forefront of what is Bitcoin and that's fine.

EDWARD: Yeah, absolutely. I mean, you think about it, there's a number I saw recently, there's not even a billion people here yet. We're still so early relative to other asset classes. So on the note of education, um, I'm assuming Gray– folks Grayscale are educating RIAs and wealth managers, people who are, you know, have client, a client base that they're trying to get into this asset class

LYNCH: For sure. And a lot of those conversations have started months, if not years ago, but we're starting to see them really come to fruition, which is so exciting for us. As an example, recently there have been a couple news pieces about some of these investment platforms opening up to Bitcoin and Ethereum products. Those conversations happen months and months and months, if not years in advance. And there's a lot of due diligence, there's a lot of education that goes into them. So we're super excited to happily chip away at the smaller conversations that lead to the bigger conversations, and eventually, hopefully they lead to platform inclusion. But overall, it's very exciting to see any of these products getting, uh, kind of, you know, mainstream applied on those avenues.

EDWARD: Yeah. And education's just such a big part of it. And, uh, so people understand what to watch out for what to, what's a good investment, what's not, because there's so many things like meme coins and this and that. And don't get me wrong, not all meme coins are bad, but you know, there's, it's just so much. It's like drinking from the fire hose sometimes.

LYNCH: Yes, for sure. And what's right for a particular investor, you know, there could be some small allocation to, uh, you know, something that's fun, but then you wanna have more of your allocation in something more serious. And I think that helping investors understand which products fit into which category is also really helpful.

EDWARD: Uh, jumping back to additional ETF products, what, what are your thoughts and are you guys thinking about creating ETFs for tokenized assets? I know there's a move to tokenize stocks. There's some folks are tokenizing gold, some are looking at real estate. Is it too early? Uh, you know, over time you may be looking at things like that.

LYNCH: Yeah, tokenization is so interesting to me. It's very buzzy. I go to a lot of traditional finance conferences and I find that that's always a topic on the agenda. Uh, and I think that it's, again, going back to that continuum between traditional finance and crypto, I think this is a way that we're really gonna pull more people into the fold. And I see it already, not just from an investment standpoint, but really from an infrastructure standpoint. So, uh, a couple weeks ago you might have seen NASDAQ put out a big notice about a tokenization project they're working on. I think that's a great example of these kind of, um, behemoths in the industry and someone you would typically think of as a traditional finance player really leaning into things like tokenization. Uh, so I think Grayscale specifically, it remains to be seen how far we go down that path, but we're really excited to see partners and others in the industry getting more involved in digital assets, whether it's through crypto specifically or kind of these tangential things like tokenization.

EDWARD: Even from my perspective as an investor. And it's just anecdotal, you know, if you put some tokenized assets in an ETF, unless there's an additional benefit or incentive, I don't see the reason why I would wanna invest in it. Uh, because it's like, what am I getting? So what, right. It's kinda like how does staking adds a huge incentive. In the Ethereum ETF, what does the tokenized assets ETF give me? What when I could just get access to it, maybe, you know, uh, other platforms or put it into work into defi and things like that.

LYNCH: Yeah. And I hear this debated a lot. So one thing that is very interesting to me is Grayscale did a study on the generational preferences, uh, for investing. And we found that Gen X and millennials are, or Gen Z rather, and millennials oftentimes have some of their first investment experiences through crypto rather than through traditional rails. And I think that just speaks volumes to the direction of travel of where we might find ourselves in 10, 20 years. Uh, you know, we're gonna be learning from our kids how to trade these tokenized products when, uh, you know, we're like, this is how you trade a stock or a bond. But I think that that's another example that sometimes we overlook is the value that they see. They're more comfortable in working with a digital asset than in working with a traditional product. And so this is a way that they can get a traditional product with that kind of experience they're used to.

EDWARD: Yeah. I Krista, I, I'm a perfect example. I am a millennial and my crash course to investing and just understanding markets was through Bitcoin. Yep. Before that, it was a world that scared me, I didn't understand, but I was a very much into technology and I saw Bitcoin as this thing that was outside the traditional financial world. And that pulled me in. And then I realized where it fit in this whole economic investing world, and then I started learning about monetary policy and the stock market and all that.

LYNCH: Yep, yep. Exactly. And going back to your first question about how I really got into Bitcoin. So during my kind of dabbling in it, I took a course online called the, uh, economics of blockchain. And that was when I really felt like something here is gonna stick. I don't necessarily know what it is, what coin it is, but I think that this overall thesis, there is something really real here. Like, this could impact my daily life, this could impact how I go about business. And so I think it's really worth learning. And, you know, here we are now.

EDWARD: Yeah. It's amazing. And I, I look back and I'm like, wow, I, I can't believe I didn't catch what was happening overall, uh, with markets and didn't wanna participate. But I guess that everybody has their own journey and um, uh, you know, to your point, a lot of the younger folks and millennials and younger folks, uh, this is their entry into markets.

LYNCH: Yep, exactly.

EDWARD: Um, what are your thoughts on the crypto legislation? We got the stable coin bill that was packed, passed the Genius Act, and then the Clarity Act is in the Senate, it's expected to pass maybe later this quarter. And what impact do you think that might have on the crypto market?

LYNCH: Yeah, I think overall we're always excited to see more regulatory clarity. Sometimes that can be counterintuitive. I think people, you know, equate crypto with not wanting to have these regulations surrounding it, but for issuers, like Grayscale actually helps us understand what are the rules of the road so that we can go forth and build things as opposed to being on the sidelines, unclear of, you know, if we put millions of dollars of investment into this project, but then two days later it's not permissible anymore, you know, we gotta throw that work away. So I think for, uh, for those who are trying to build the path forward, more regulation is useful. Of course, we want it to be reasonable, but, um, having those rules of the road in front of us are very helpful. And I think that these are two really, uh, important pieces of it that are going to come together in the near future.

EDWARD: Yeah. I, I often tell people to your point, who say, oh, well why do we need regulations? Crypto is supposed to be this anti-government type thing, right? <laugh>. Yeah. And I say, well, because you have to protect consumers, but, and foster innovation, because if you don't have the regulations, if the, the policeman's not there watching out for bad actors, crypto's not gonna be able to grow. People are gonna be scamming folks left and right. That's just the nature of humans, right? Humans are gonna be humans. And then for innovators and people to put capital to build on these blockchains and create cool products, well, they're not gonna put a lot of capital if they don't, if they know that the government's gonna drop the hammer on them, so they need the clarity.

LYNCH: Exactly. Yeah. And that's exactly what we saw. Maybe, you know, two years ago, going back three years ago, we saw a lot of our partners just kind of wait and see mode, which, you know, it's a good time to think, but it's not a good time to do. And so I think now we're in a phase where we can really, uh, put the pedal to the metal and build, uh, confidently.

EDWARD: Okay. Krista, great stuff. I got some wrap up questions here for you. First, if you could create your own metaverse, what would the theme be?

LYNCH: Um, I think, so I live in Manhattan, but I love going out to the suburbs and seeing the grass and the trees. So I think it would be some way that I could create the perfect hybrid. Um, like maybe I would live in Central Park or something like that. Um, but a hybrid between city and, uh, suburbs without commute.

EDWARD: Oh yeah, the commute is the top part. <laugh>, rapid fire questions. Favorite food?

LYNCH: Gyoza.

EDWARD: Favorite musician or band?

LYNCH: Georgia Q.

EDWARD: Favorite movie?

LYNCH: Clueless.

EDWARD: Favorite book?

LYNCH: I'm a big Emily Henry fan. I just finished my fourth or fifth Emily Henry book.

EDWARD: And when you're not working at Grayscale, what are you doing for fun?

LYNCH: I'm out checking out new coffee shops with my dog,

EDWARD: Krista, absolute pleasure. I love what Grayscale is doing. I love the staking in the ETFs. I think, uh, long overdue, uh, but the market is ready for it and, uh, we're gonna have to do round two as Grayscale continues to launch cool products. Well, thank you so much for joining me.

LYNCH: Thanks so much for having me.

Grayscale Ethereum Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.